JOHN HANCOCK VARIABLE INSURANCE TRUST

601 Congress Street

Boston, MA 02210-2805

April 2, 2014

VIA EDGAR

Sonny Oh

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust / Post-Effective Amendment to Form N-1A
Registration Statement (Filed February 11, 2014) (File Nos. 2-94157; 811-4146)

Dear Mr. Oh:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that were conveyed to John Hancock Variable Insurance Trust (the “Trust” or the “Registrant”), by telephone on March 27, 2014 with respect to post-effective amendment No. 107 to the registration statement of the Trust on Form N-1A (the “Amendment”), which was filed with the SEC via EDGAR on February 11, 2014. The Amendment relates to investment policy changes to:

•	Lifestyle Aggressive Trust, Lifestyle Balanced Trust, Lifestyle Conservative Trust, Lifestyle Growth Trust and Lifestyle Moderate Trust (collective, the “JHVIT Lifestyle Funds”); and

•	Lifestyle Aggressive PS Series, Lifestyle Balanced PS Series, Lifestyle Conservative PS Series, Lifestyle Growth PS Series and Lifestyle Moderate PS Series (collective, the “Lifestyle PS Funds”).

The JHVIT Lifestyle Funds and the Lifestyle PS Funds are collectively referred to as the “Lifestyle Funds.”

Capitalized terms used and not defined herein have the meanings given them in the Amendment.

The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in the Lifestyle Funds’ definitive form of prospectus, which the Trust will file pursuant to Rule 497(c) under the Securities Act of 1933, as amended (the “Securities Act”).

Prospectus:

Comment 1: If the Registrant distributes a summary prospectus, please provide.

Response: The Registrant does not distribute a summary prospectus.

Comment 2: If the Registrant distributes a summary prospectus, please confirm that is complies with General Instruction C.3.(g) to Form N-1A.

Response: The Registrant does not distribute a summary prospectus.

Comment 3A: On the back cover of the prospectus under “Annual/Semiannual Report to Shareholders,” the reference to the Lifestyle Funds’ performance should be to the Trust’s most recent fiscal year end performance.

Response: This change will be made.

Comment 3B: On the back cover, the font of the registration number under the Investment Company Act of 1940, as amended (the “1940 Act”), should be slightly smaller than the font of the text of the prospectus. See Item 1.(b)(4) of Form N-1A

Response: This change will be made.

Comments 4A: Delete the second and third sentence in the first paragraph under “Fund summary-Fees and expenses,” which are stated as follow:

“They are based on expenses incurred during the fund’s most recent fiscal year expressed as a percentage of the fund’s average net assets during the year. In subsequent periods, the fund’s expense ratio may increase due to decreases in fund assets attributable to redemptions and declines in portfolio valuation.”

They are neither permitted nor required by Item 3 to Form N-1A.

Response: This change will be made.

Comments 4B: In the last sentence in the first paragraph under “Fees and Expenses,” replace “separate account” with “variable contract.” In addition, add this revised sentence to the end of the first paragraph under “Expense Example.”

Response: This change will be made.

Comment 4C: Under “Fees and Expenses,” disclose any Shareholder Fees, as described in Item 3 of Form N-1A, that are imposed on the Lifestyle Funds’ shares.

Response: Shareholder Fees, as described in Item 3 of Form N-1A, are not imposed on the Lifestyle Funds’ shares and, therefore, are not disclosed.

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Comment 4D: Reformat each Fee Table to comply with the Item 3 of Form N-1A.

Response: Registrant believes the fee table complies with the requirements of Item 3 of Form N-1A.

Comment 4E: Confirm that any fee waiver/reimbursements in the Fee Table are contractual and will last at least one year from the effective date of the registration statement. If applicable, confirm that such fee waiver/reimbursements are reflected in the Expense Example only for their period of effectiveness.

Response: The Registrant confirms that any fee waivers/reimbursements reflected in the Fee Table are contractual and will last at least one year from the effective date of the registration statement.

The Registrant confirms that fee waiver/reimbursements are reflected in the Expense Example only for their period of effectiveness.

Comment 5A: Pursuant to Item 4(a) of Form N-1A, in the Risk/Return Summary of the prospectus, the principal investment strategies of a fund should be summarized with the complete disclosure set forth in the statutory prospectus. Currently, the disclosure for Item 4(a) is identical to that of Item 9(b)(1) of Form N-1A.

Response: The Registrant believes the disclosure complies with Items 4(a) and 9(b)(1) of Form N-1A.

Comment 5B: Please clarify whether the investment strategies listed under “Other Permitted Investments by the Fund of Funds” are principal investment strategies. If they are principal investment strategies, these strategies should also be included in the Summary section of the prospectus along with appropriate risk disclosure.

Response: Except to the extent otherwise described in the Summary section of the prospectus, the investment strategies listed under “Other Permitted Investments by the Fund of Funds” are not principal investment strategies.

Comment 5C: Under “Principal Risks of Investing in the Fund of Funds,” there is disclosure relating to the risks of investing in certain instruments, such as commodities and exchange traded notes, but no disclosure in the principal investment strategies regarding investing in such instrument. Please remove this risk disclosure if it is not relevant.

Response: Each Lifestyle Fund currently has disclosure in its principal investment strategies stating that it is permitted to invest in futures contracts which are commodities and disclosure will be added to the principal investment strategies indicating that each Lifestyle Fund may invest in exchange traded notes.

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Comment 5D: Under “Principal Risks of Investing in the Underlying Funds,” there is disclosure relating to the risks of investing in certain instruments, such as commodities, fixed-income securities, foreign securities and initial public offerings, but no disclosure in the principal investment strategies regarding investing in such instrument. Please remove this risk disclosure if it is not relevant. In addition, please note that the third and fourth paragraphs of “Principal investment strategies” section for Lifestyle Conservative PS Series include more detailed disclosure about the underlying funds’ investment instruments.

Response: Certain of the underlying funds in which the Lifestyle Funds may invest are authorized to invest in commodities, fixed-income securities, foreign securities and initial public offerings. Therefore, the Registrant believe this disclosure should not be removed.

The “Principal investment strategies” section of each Lifestyle PS Fund will be reviewed to determine whether additional disclosure about the underlying funds’ permissible investments should be added.

Comment 5E: Each JHVIT Lifestyle Fund contains disclosure in the “Principal investment strategies” section stating the subadvisor selects the percentage level to be maintained in equity funds and in fixed income funds. This paragraph is vague. Discuss current levels being maintained in equity and fixed income securities.

Response: Each JHVIT Lifestyle Fund uses certain risk management techniques to seek to manage the volatility of returns and limit the magnitude of portfolio losses and its economic exposure to equity and fixed income securities may fluctuate due to the use of these techniques. The disclosure for each JHVIT Lifestyle Fund states that the fund will seek to limit its exposure to equity securities to a certain percentage. For example, the Lifestyle Growth MVP states that the subadvisor will normally seek to limit the fund’s equity exposure to no more than 77%.

Comment 5F: The investment policies of the Lifestyle Funds indicate that they may invest in derivatives. Therefore, please review the description of the Lifestyle Funds’ derivatives investments in the prospectus to ensure that the disclosure fully describes how the Lifestyle Funds will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response: The derivatives disclosure in the prospectus will be reviewed and any necessary changes will be made.

Comment 6A(i): Pursuant to Item 4(b) of Form N-1A, in the Risk/Return Summary of the prospectus, the principal risks of investing in a fund should be summarized with the complete disclosure set forth in a later section of the statutory prospectus responsive to Item 9(c) of Form N-1A. Currently, the disclosure for Item 4(b) is similar to that of Item 9(c) of Form N-1A. For example, “foreign securities” is disclosed on pages 2 and 65. The disclosure on page 65 is not more expansive.

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Response: The Registrant will review the disclosure to determine whether changes should be made.

Comment 6A(ii): Clarify that the risks listed on page 68 under “Additional Information about the funds’ principal risks” corresponds, in greater detail, to the risks listed under “Principal risks of investing in the underlying funds.” Again, pursuant to Items 4(b) and 9(c) of Form N-1A, the disclosure in “Additional Information about the funds’ principal risks” should be more expansive.

Response: The Registrant will review the disclosure to determine whether changes should be made.

Comment 6B: Certain of the “Fund summary-Principal investment strategies” sections for a Lifestyle Fund include disclosure of investment instruments that are not included in the principal risks sections. For example, as stated in the “Principal investment strategies” section, Lifestyle Aggressive Trust may invest directly in “equity and fixed-income securities including U.S. government securities, closed-end funds and partnerships.” In addition, Lifestyle Aggressive Trust may invest in funds that focus on “growth stocks or value stocks” and invest in index funds. Please confirm that the risks of these and other principal investment strategies are disclosed.

Response: The Registrant will review the disclosure to determine whether changes should be made.

Comment 6C: Under “Principal Risks of Investing in the Underlying Funds” the risks of investing in a non-diversified fund are disclosed. Please review this risk disclosure for consistency with Item 4(b)(1)(iv) of Form N-1A.

Response: Even though the Lifestyle Funds themselves are diversified, they may invest in underlying funds that are non-diversified. Accordingly, the Lifestyle Funds believe that the inclusion of a non-diversification risk factor related to the underlying funds is appropriate, and the Lifestyle Funds respectfully declines to make any changes in response to this comment.

Comment 6D: Within “Additional Information about the funds’ principal risks,” starting on page 68, indent underlying risks, such as “Value investing risk” within “Equity securities risk” so that a reader will be able to note that the risks are in alphabetical order, as stated in the first paragraph.

Response: This change will be made.

Comment 7A: For each series, delete the following second, third and fourth sentences in the first paragraph under “Past Performance.”

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“Unless all share classes shown in the table have the same inception date, performance shown for periods prior to the inception date of a class is the performance of the fund’s oldest share class. This pre-inception performance, with respect to any other share class of the fund, has not been adjusted to reflect the 12b-1 fees of that class. As a result, the pre-inception performance shown for a share class other than the oldest share class may be higher or lower than it would be if adjusted to reflect the 12b-1 fees of the class. The performance information below does not reflect fees and expenses of any variable insurance contract which may use JHVIT as its underlying investment medium. If such fees and expenses had been reflected, performance would be lower.”

Response: The Registrant believes that this disclosure should be included since it provides important information regarding how the performance is calculated.

Comment 7B: For Lifestyle Aggressive PS Series, whose registration became effective in 2013, please confirm that the lack of Past Performance information reflects that this fund has less than one full calendar year of performance rather than it has not commenced operations.

Response: Performance for the Lifestyle Aggressive PS Series is not included because the fund has less than one full calendar year of performance.

Comment 7C: Under the Average Annual Total Return tables, we note that for certain classes of shares, the performance includes the performance of the funds’ oldest class of shares. Please explain your rationale for providing such pre-inception class returns. In addition, please confirm inception dates to determine if 1 year, 5 years, 10 years and/or inception performance should be provided. For example, Lifestyle Conservative PS Series should include performance for Series II for the 1 year period and since inception.

Response: The funds have provided pre-inception share class returns from the oldest class of shares in order to show performance relevant to an investor from the period that the funds’ registration statement first became effective. See Merrill Lynch Asset Management, Inc. (pub. avail. March 9, 1990).

The inception dates of the classes of shares will be confirmed to determine the performance information that should be provided.

Comment 8: Although John Hancock Asset Management a division of Manulife Asset Management (North America) Limited (“JHAM (North America)”) is listed as a subadvisor, none of the Portfolio managers listed are employees or officers of John Hancock Asset Management a division of Manulife Asset Management (North America) Limited. The disclosure should be updated as needed.

Response: JHAM (North America) is a subadvisor to each of the Lifestyle Funds but each of the portfolio managers to these funds are employees of John Hancock Asset Management a division of Manulife Asset Management (U.S.) LLC, which is also a subadvisor to each of the Lifestyle Funds.

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Comment 9A: Capitalize the second word in the heading “Additional information about the the funds” and remove second “the” to match the earlier reference in “Other important information regarding the fund.”

Response: This change will be made.

Comment 9B: Provide the Item 6 disclosure on the Purchase and Sale of Fund Shares.

Response: The Lifestyle Funds do not have any minimum or initial investment requirements or any subsequent investment requirements. Shares of the Lifestyle Funds are not sold directly to the public but are instead sold to insurance companies and their separate accounts, to other series of the Trust and to certain other entities as listed in the prospectus. The prospectus currently states that shares may be redeemed at a price equal to their NAV next computed after a redemption request is received.

Comment 9C: The disclosure under “Compensation of Financial Intermediaries” in the prospectus should follow the requirements of Item 8 of Form N-1A.

Response: Item 8 of Form N-1A permits funds to modify the statement set forth therein if the modified statement contains comparable information. Because the Lifestyle Funds’ shares are not sold directly to the public, but rather are offered as underlying investment options for variable insurance contracts, the Lifestyle Funds have, in accordance with Item 8, modified the statement set forth in Item 8 to provide context that would better inform potential investors about the payments described in this disclosure. Upon review, the Lifestyle Funds have determined that the disclosure under “Compensation of Financial Intermediaries” is consistent with the requirements of Item 8. Accordingly, the Lifestyle Funds respectfully decline to make any changes in response to this comment.

Comment 9D: As required by Instruction 6 to Item 9(b)(1) of Form N-1A, disclose the temporary defensive positions as part of the principal investment strategies. In addition, as required, disclose the effect of taking such temporary defense positions.

Response: We respectfully note that this disclosure is provided on p. 55 of the prospectus under the heading “Temporary Defensive Investing,” in the section entitled “Additional information about the the [sic] funds.”

Comment 10: Under “Management – Investment Management” disclose the information about compensation to each advisor in the body of the prospectus, rather than in Appendix A to the prospectus. See Item 10(a)(1)(ii) of Form N-1A.

Response: The Registrant believes the current placement of the disclosure about the compensation to the advisor complies with Form N-1A.

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Comment 11: Pursuant to Item 10(a)(2) of Form N-1A, provide the business experience of each portfolio manager for the past five years.

Response: Registrant will update the disclosure to comply with the requirements of Item 10(a)(2) of Form N-1A.

Comment 12: Under “Share Classes and Rule 12b-1 Plans – Share Classes,” the prospectus states that the funds may issue Series III shares. This reference to Series III shares may be confusing. Please clarify.

Response: The Lifestyle Funds are authorized to issue Series III shares but do not currently intend to do so. The disclosure will be clarified to note that the Lifestyle Funds do not currently issues all classes of shares.

Comment 13A: Under “Disruptive Short-Term Trading” state that such trading may adversely affect each Lifestyle Fund’s performance.

Response: This change will be made.

Comment 13B: List the restrictions that the Lifestyle Funds have imposed on disruptive short term trading and whether these restrictions are applied uniformly. If such restrictions are not applied uniformly, add disclosure to this effect and the risks associated therewith.

Response: Shares of the Lifestyle Funds are not sold directly to the public, but rather to other series of the Trust and to affiliated insurance company separate accounts as an underlying investment vehicle for variable insurance products. As stated in the prospectus, pursuant to Rule 22c-2 under the 1940 Act, the Trust and each insurance company that uses the Trust as an underlying investment vehicle have entered into information sharing agreements under which the insurance companies are obligated to: (i) adopt, and enforce during the term of the agreement, a short-term trading policy the terms of which are acceptable to the Trust, (ii) furnish the Trust, upon its request, with information regarding contract holder trading activities in shares of the Trust; and (iii) enforce its short-term trading policy with respect to contract holders identified by the Trust as having engaged in Disruptive Short-Term Trading. Further, when requested information regarding contract holder trading activity is in the possession of a financial intermediary rather than the insurance company, the agreement obligates the insurance company to undertake to obtain such information from the financial intermediary, or if directed by the Trust, to cease to accept trading instructions from the financial intermediary for the contract holders.

However, as stated in the prospectus, insurance companies have legal and technological limitations on their ability to impose restrictions on disruptive short term trading and such limitations may vary among insurance companies and insurance products. Further, sales of Trust shares through insurance company separate accounts and omnibus or other nominee accounts are aggregated for all investors for presentation to the Trust on a net basis, inherently making it more difficult for the Trust to identify short-term trading in the Trust and the investor making the transaction. Therefore, no assurance can be given that the Trust will be able to impose uniform restrictions on all insurance companies and all insurance products using the Trust as its underlying investment vehicle or that it will be able to successfully impose restrictions on all Disruptive Short-Term Trading. The prospectus currently includes the risks of the Trust not successfully preventing all Disruptive Short-Term Trading. These risks include: higher brokerage costs, maintaining higher cash levels (limiting the Fund’s ability to achieve its investment objective and affecting the subadvisors’ ability to effectively manage the Fund) and potential dilution with respective to long-term investments.

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Statement of Additional Information (“SAI”):

Comment 14: Clarify the difference between “Investment Policies” and “Additional Investment Policies.” If one section relates to principal investment policies, state that.

Response: The principal investment policies of the Lifestyle Funds are listed in the prospectus. The SAI contains further disclosure regarding certain of these principal investment policies as well as disclosure on other investment policies of the Lifestyle Funds. The heading “Additional Investment Policies” will be removed to avoid confusion as to which investment policies are principal investment policies and which are not.

Comment 15: Under “Investment Restrictions, there is a list of fundamental investment restrictions, which includes references to regulations and permissions of the 1940 Act. After such list, provide clarification about all the 1940 regulations and permissions referenced.

Response: This change will be made.

Comment 16A: Under “Management of JHVIT” list the age of each Trustee and Officer, not their date of birth.

Response: Since shares of the Trust are continuously offered we believe that listing the birth years of the Trust’s Trustees and Officers provides more accurate information to investors than listing their ages.

Comment 16B: Under “Management of JHVIT, Independent Trustees,” and “Management of JHVIT, Principal Officers who are not Trustees” conform the table to the requirements of Item 17(a) of Form N-1A.

Response: This change will be made.

Comment 16C: Under Management of JHVIT, Compensation Table,” conform the table to the format required by Item 17(c) of Form N-1A.

Response: The Registrant believes that the table conforms to the requirements of Item 17(c) of Form N-1A. Accordingly, the Lifestyle Funds respectfully decline to make any changes in response to this comment.

Comment 16D: Under “Management of JHVIT, Trustee Ownership of Funds,” conform the table to the requirements of Item 17(b)(4) of Form N-1A. Actual dollar ranges of ownership should be included, not symbols representing such ranges.

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Response: The Registrant believes that the table conforms to the requirements of Item 17(b)(4) of Form N-1A. Accordingly, the Lifestyle Funds respectfully decline to make any changes in response to this comment.

Comment 16E: Under “Investment Management Arrangements and Other Services – Subadvisory Agreements” provide the method of calculating the subadvisory fees as required by Item 19(a)(3).

Response: This change will be made.

Comment 17A: Under “Policy Regarding Disclosure of Portfolio Holdings,” disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response: The Registrant notes that this section of the SAI states (in pertinent part) that: "Exceptions to the portfolio holdings release policy can only be approved by JHVIT’s CCO [Chief Compliance Officer] or his duly authorized delegate after considering: (a) the purpose of providing such information; (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon; and (c) whether such disclosure is in the best interest of the shareholders." Accordingly, the Lifestyle Funds respectfully decline to make any changes in response to this comment.

Comment 17B: Under “Policy Regarding Disclosure of Portfolio Holdings,” delete the twelfth and thirteenth paragraphs, because they are duplicative of the ninth and tenth paragraphs in this section.

Response: This change will be made.

Comment 18: Under “Organization of JHVIT, Shares of JHVIT,” provide disclosure on the principal securities holders of the Lifestyle Funds as required by Item 18(b) of Form N-1A.

Response: This change will be made.

Comment 19: Under “Financial Statements,” remove the last sentence that the funds have not commenced operations.

Response: This change will be made.

Per the SEC staff’s request, the Registrant acknowledges the following:

-	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

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-	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and

-	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at 617-663-2166 if you have any questions.

Very truly yours,

/s/Betsy Anne Seel

Betsy Anne Seel,

Senior Counsel and Assistant Secretary

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